8234

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 12 AM 7:21

Santos

[redacted]

04012786

SUPPL

Date: Wed 11 Feb 2004 02:49:10 AM EST

To:
SECURITIES EXCHANGE COMMISSION

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Magellan Petroleum Australia Limited

Number of pages (incl. cover sheet): 2

dlw 2/13

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos

www.santos.com

newsrelease

11 February 2004

Magellan Petroleum Australia Limited

In line with its policy of divesting non-core assets, Santos Limited advises that it has reduced its share holding in Magellan Australia Petroleum Limited from 8.5 million shares (18.3%) to 4.7 million shares (10.1%).

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 619

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 FEB 12 AM 7:21

Santos

Date: Wed 11 Feb 2004 11:47:26 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e 12 February 2004

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Week Ending 12th February 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 1500hrs 011/02/04 (Jakarta Time)	Running in the hole to drill ahead. The current depth is 4949m with 203m progress for the week.	
Planned Total Depth	5172m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Torres 1

Type	Gas Exploration	
Location	Texas, USA West Mercedes Prospect, Hidalgo County.	
Status at 0600hrs 11/02/04 (Houston Time)	Stabilising well after taking gas kick. The current depth is 3614m with 4m progress for the week.	
Planned Total Depth	4176m	
Interest	Santos Group	25.0% WI
Operator	Suemaur Group	

During the week ending 12th February, 2004 Santos Limited also participated in 2 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 12th February 2004

Delineation Wells (Near Field Exploration / Appraisal Wells)

Bounty 2

Type	Near Field Oil Exploration	
Location	Offshore WA, Carnarvon Basin WA-191P, 1.9km SE of Pitcairn 1, 3.0km S of the proposed Mutineer development manifold, and some 160km N of Dampier.	
Status at 0600hrs (CST) 12/02/04	Pulling out of hole following wiper trip to continue wireline logging. The well reached a total depth of 3811m with 158m progress for the week. Bounty 2 has intersected 3 oil zones which are currently being evaluated by wireline logs. The commercial significance of these zones will be appraised by a sidetrack step-out well from the existing wellbore.	
Planned Total Depth	3700m	
Interest	Santos Group	33.3977%
	Kufpec	33.4023%
	Nippon Oil	25.0000%
	Woodside	8.2000%
Operator	Santos Group	

Turandot 1

Type	Near Field Oil Exploration	
Location	Queensland, Cooper Basin ATP 259P, Total 66 Block, 3.3km WNW of Tosca 1, 6.5km SE of Redwood North 1 and some 80km SSW of the Ballera Gas facility.	
Status at 0600hrs 12/02/04	Turandot 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 1756m with no progress for the week. The rig was released on 09/02/04, and is currently moving to Gidgealpa 58, a Near Field Oil Exploration Well in PPL 6.	
Planned Total Depth	1762m	
Interest	Santos Group	100.0%
	Delhi	0.0%
	Delhi elected not to participate in the drilling of Turandot 1.	
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 12th February, 2004 Santos Limited also participated in 2 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com